April 10, 2019

Gregory C. Case
Chief Executive Officer
Aon plc
122 Leadenhall Street
London, England EC3V 4AN

       Re: Aon plc
           Preliminary Proxy Statement on Schedule 14A
           Filed April 1, 2019
           File No. 001-07933

Dear Mr. Case:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Christopher D. Leuking, Esq.